Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, ADMA Biologics, Inc. (the “Corporation,” “we,” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, $0.0001 par value per share (the “Common Stock”).

The Company is authorized to issue 160,000,000 shares of capital stock, divided into two classes consisting of (i) 150,000,000 shares of Common Stock, and (ii) 10,000,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”).

DESCRIPTION OF COMMON STOCK

The following description of our Common Stock is a summary, does not purport to be complete and is subject to the provisions of our Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”). For the complete terms of our Common Stock, please refer to our Certificate of Incorporation and our Bylaws.

General

The Common Stock is not redeemable, and has no subscription or conversion rights. The Common Stock does not have any sinking fund provisions. Holders of Common Stock do not have cumulative or preemptive rights.

Voting

Holders of Common Stock are entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Holders of a majority of the outstanding shares of Common Stock constitute a quorum at a meeting of stockholders for the transaction of any business. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Any other action is authorized by a majority of the votes cast, except where the Delaware General Corporation Law (“DGCL”) prescribes a different percentage of votes or a different exercise of voting power.

Dividends

Holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor, subject to any preferential dividend rights for our outstanding Preferred Stock.

Distributions upon Dissolution, Liquidation or Winding Up

Upon a liquidation, dissolution or windup of the Company, subject to the rights, if any, of holders of any outstanding series of Preferred Stock that may be issued, holders of Common Stock shall be entitled to receive the assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares of Common Stock held by them.

Delaware Anti-Takeover Law

The Company is subject to the provisions of Section 203 of the DGCL. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of the Company or reducing the price that certain investors might be willing to pay in the future for shares of the Company’s stock.

Staggered Board; Removal of Directors; Certificate of Incorporation

The Company’s Certificate of Incorporation divides the Company’s Board into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of the Company’s stockholders, with the other classes continuing for the remainder of their respective three year terms. Except as the DGCL may otherwise require, any newly created directorships or vacancies on the Board may be filled only by the Board, but subject to the rights of holders of any series of Preferred Stock.

The Company’s Certificate of Incorporation provides that (i) all stockholder actions must be effected at a duly called meeting of the stockholders and (ii) stockholders may not adopt actions by written consent without a meeting.

The combination of these provisions will make it more difficult for the Company’s existing stockholders to replace the Board as well as for another party to obtain control of the Company by replacing members of the Board. Since the Board has the power to retain and discharge the officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock makes it possible for the Board to issue Preferred Stock with voting or other rights or preferences that could impede any attempt to effect a change of control of the Company.

Registration Rights

In connection with our acquisition of certain assets of Biotest Pharmaceuticals Corporation (“BPC”) in 2017 (the “Biotest Transaction”), we entered into a registration rights agreement with BPC pursuant to which BPC, or its transferee, or its affiliate(s) have, among other things, certain registration rights under the Securities Act of 1933, as amended, with respect to its shares of our Common Stock, subject to certain transfer restrictions. In July 2018, BPC agreed to transfer its remaining shares of Common Stock to The Biotest Divestiture Trust (the “Biotest Trust”). In connection with the transfer of shares, the Biotest Trust has agreed to be bound by all obligations of, and will have all of the remaining rights of BPC under the aforementioned registration rights agreement.

Transfer Agent

Continental Stock Transfer & Trust Company, 1 State Street 30th Floor, New York, New York, serves as the transfer agent and registrar for the Company’s stock.

Stock Exchange Listing

Our Common Stock is traded on the Nasdaq Stock Market under the symbol “ADMA.”